

December 8, 2011

Via E-mail
Mr. William C. Heslop
Chief Financial Officer
Southcoast Financial Corporation
530 Johnnie Dodds Boulevard
Mt. Pleasant, South Carolina 29464

> **Re:** **Southcoast Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 10, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 000-25933**

Dear Mr. Heslop:

We have reviewed your response letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 5 – Investment Securities, page 8

We have reviewed your response to comment number three. Please provide us with a draft of your proposed disclosure and revise future filings to address all the facts and circumstances related to Security B which is receiving payment-in-kind (PIK) interest. Specifically discuss the following:

- the relevant provisions of Security B that allow security holders to receive PIK interest;
- the reasons why you, as the Security B holder, are receiving PIK interest;
- the risk to the company as a holder of Security B;
- how PIK interest payments impact the different tranches of Security B and how it impacts the tranche that you own; and
- the analysis prepared to determine when the company expects Security B to begin paying cash interest; and how the fact that Security B receiving PIK interest was incorporated into your analysis of the present value of cash flows expected to be collected to determine other-than-temporary impairment.

You may contact Chris Harley at (202) 551-3695 or Hugh West at (202) 551-3872 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief